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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 4)*

Magellan Midstream Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

559080106

(CUSIP Number)

Lonny E. Townsend

Magellan Midstream Holdings, L.P.

One Williams Center, P.O. Box 22186

Tulsa, OK 74121-2186

(918) 574-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559080106	13D/A	Page 2 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MAGELLAN MIDSTREAM HOLDINGS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF/OO (Contribution from partners)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,615,312* 8. Shared Voting Power 0 9. Sole Dispositive Power 9,615,312* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,615,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 3 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MAGELLAN MIDSTREAM MANAGEMENT, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,615,312* 8. Shared Voting Power 0 9. Sole Dispositive Power 9,615,312* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,615,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 4 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,615,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 5 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,615,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 6 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). C/R ENERGY GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,615,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 7 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RIVERSTONE HOLDINGS, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,615,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 8 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CARLYLE INVESTMENT MANAGEMENT, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,615,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 9 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TC GROUP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,615,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 10 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCG HOLDINGS, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,615,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 11 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,615,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 12 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MADISON DEARBORN PARTNERS IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,615,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 13 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MADISON DEARBORN PARTNERS, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,615,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

THIS AMENDMENT NO. 4 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON JUNE 27, 2003, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON DECEMBER 4, 2003, AS AMENDED BY AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON DECEMBER 29, 2003, AS AMENDED BY AMENDMENT NO. 3 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JANUARY 6, 2004. THE TEXT OF ITEMS 1, 5, and 6 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

Item 1. Security and Issuer.

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “Common Units”) of Magellan Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at One Williams Center, Tulsa, OK 74172. The total number of Common Units reported as beneficially owned in this Schedule 13D is 9,615,312, which constitutes approximately 35.1% of the total number of Common Units outstanding. This number and percentage includes subordinated units (the “Subordinated Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at February 7, 2004 there were 23,130,541 Common Units outstanding and 4,259,771 Subordinated Units outstanding. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.

Item 5. Interest in Securities of the Issuer.

Subsections (a)-(b)(i) and (c) of Item 5 are hereby amended by deleting the text thereof in their entirety and replacing them with the following:

(a)-(b) (i)	Buyer is the sole record owner of, and has the sole power to vote and dispose of 5,355,541 Common Units, and 4,259,771 Subordinated Units which are convertible into an equal number of Common Units, representing, on an as-converted basis, an aggregate of 9,615,312 Common Units (35.1%).

(c)	The information with respect to the conversion on February 7, 2004 of 1,419,923 of the Subordinated Units into Common Units set forth in Item 6 of this Schedule 13D is hereby incorporated herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first paragraph of the section of Item 6 titled “Issuer Partnership Agreement,” is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Issuer Partnership Agreement

Pursuant to the terms of the Issuer Partnership Agreement, one quarter of the Subordinated Units would convert to Common Units on a one-for-one basis after December 31, 2003 if the Issuer met the conversion tests set forth in the Issuer Partnership Agreement. The Issuer met such first early conversion test, resulting in the conversion of 1,419,923 of its outstanding Subordinated Units into Common Units on February 7, 2004. If the issuer meets similar early conversion tests in future periods, an additional 1,419,923 will convert to Common Units on a one-for-one basis after December 31, 2004 and the remainder will convert after December 31, 2005. If the Issuer GP is removed in certain circumstances, all of the Subordinated Units will convert automatically into an equal number of Common Units. Under the terms of the Issuer Partnership Agreement, each Subordinated Unit generally counts as one-half of a unit and is entitled to one-half of a vote on each matter with respect to which the Common Units are entitled to vote. Depending on the matter subject to a vote, the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.

The paragraph of Item 6 titled “Underwriting Agreement” is hereby deleted.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 17, 2004

MAGELLAN MIDSTREAM HOLDINGS, L.P.

By:	Magellan Midstream Management, LLC
Its: General Partner

	By:	/s/ John D. Chandler
Name: John D. Chandler
Title: Chief Financial Officer, Vice President and Treasurer

MAGELLAN MIDSTREAM MANAGEMENT, LLC

	By:	/s/ John D. Chandler
Name: John D. Chandler
Title: Chief Financial Officer, Vice President and Treasurer

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
Its: General Partner

	By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Managing Director

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Managing Director

C/R ENERGY GP II, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Managing Director

RIVERSTONE HOLDINGS, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Managing Director

CARLYLE INVESTMENT MANAGEMENT, L.L.C.

By:	TC Group, L.L.C.
Its: Managing Member

	By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Managing Director

TCG HOLDINGS, L.L.C.

	By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its: General Partner

	By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Justin S. Huscher
Name: Justin S. Huscher
Title: Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Justin S. Huscher
Name: Justin S. Huscher
Title: Managing Director

MADISON DEARBORN PARTNERS, L.L.C.

	By:	/s/ Justin S. Huscher
Name: Justin S. Huscher
Title: Managing Director

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